UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For January 2025

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K/A Report

ESGL Holdings Limited (the “Company”) is filing this Amendment No. 1 to the Form 6-K filed on January 22, 2025 solely to reflect that the gross proceeds received by the Company in the first closing of the private placement was $300,000. The remainder of the original Form 6-K remains unchanged.

Private Placement

On January 17, 2025, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”) with certain accredited investors named therein (the “Purchasers”), pursuant to which the Company shall issue in a private placement an aggregate of 37,500,000 ordinary shares to the Purchasers at a purchase price of US$0.80 per share. The first closing of the private placement occurred on January 18, 2025 pursuant to which the Company issued 375,000 ordinary shares and received gross proceeds of $300,000. The second closing under the Purchase Agreement shall occur on or before April 22, 2025 pursuant to which the Company shall issue 37,125,000 ordinary shares to the Purchasers for an aggregate purchase price of $29,700,000. The Company shall use approximately 20% of the net proceeds received pursuant to the Purchase Agreement for working capital and approximately 80% for strategic mergers and acquisitions.

The ordinary shares were issued and sold by the Company in a private placement pursuant to the exemption provided in Section 4(a)(2) under the United States Securities Act of 1933, as amended (the “Securities Act”). As soon as practicable following the second closing and the filing of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, the Company shall use its commercially reasonable efforts to prepare and file a registration statement with the Securities and Exchange Commission registering the ordinary shares for resale on behalf of the Purchasers. The Company also agreed to use its commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, and shall use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the date that all of the shares covered by such registration statement (i) have been sold thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144.

The foregoing description of the Purchase Agreement does not purport to describe all of the terms and provisions thereof and is qualified in its entirety by reference to the form of Purchase Agreement which is filed hereto as Exhibit 10.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	Form of Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on January 22, 2025).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: January 23, 2025